Annual Report
          2000




                                   [GRAPHIC]


          The   Directors   are   pleased  to
          present   the   annual   report  of
          Brocker  Technology  Group  Limited
          for the year ended 31 March 2000.

          For and on behalf of the Board of Directors



                                      [PHOTO]                   [PHOTO]


                              -----------------------    -----------------------
                                  Casey O'Byrne -             Mike Ridgway -
                                     Chairman            Chief Executive Officer

The Business Opportunity
for Broker




                    We live and work in an online world. Businesses are looking to e-commerce applications to drive down costs and fulfill customer expectations. At the same time they are looking to customer relationship management (CRM) systems to boost revenue by enhancing the value of those relationships. The challenge of understanding and predicting the new ways businesses will interact in the internet-enabled world presents tremendous opportunities for a visionary company like Brocker Technology Group.

                    In this online, global marketplace effective communication is one of the key drivers of success. Yet the concept of B2B (business-to-business) communication is often misunderstood. Full B2B communication encompasses:

                    o Telephony

                    o Messaging

                    o Internet

                    o E-commerce

                    o Customer relationship management

                    o Market research.

                    The challenge for businesses - and the opportunity for Brocker - is to integrate these technologies, simplifying and improving the efficiency of the B2B communication process. This is the focus of Brocker's business.

                    From its origins distributing IT and telecommunication products, Brocker has been carefully crafting itself into an innovator in B2B communication, developing and acquiring intellectual property with global application. Brocker actively seeks out and acquires companies with innovative technologies that complement and enhance the Company's range of solutions.

                    Brocker also acquires professional services companies to provide the means for greater market penetration and the opportunity to build our global footprint. In turn, Brocker provides these acquisitions with a unique selling proposition - Brocker's intellectual property. The Company has completed a total of fourteen acquisitions, eight of which were completed since the beginning of fiscal 1998.

Brocker's Business to Business
Communication Solutions

                    A suite of innovative  products is currently  being taken to
                    market  and  there  are   several   other   products   under
                    development.

                    While all of these products may be purchased individually, four of them - Supercession, Bloodhound, Feedback and Powerphone - are also marketed together as the Enterprise Communication Suite. They address the four key B2B communication requirements:

                    making people more accessible - Bloodhound

                    providing better access to customer information - Powerphone making it easier to process e-commerce transactions - Supercession providing better market intelligence - Feedback

                    Bloodhound - is a one-number personal communication service and unified messaging system

                    Supercession - is an application that enables a company to build a B2B e-commerce web site that integrates seamlessly with its ERP (enterprise resource planning), or other back office system

                    Feedback  -  is  a  rapid  response,   Web-based  electronic
                    research tool, for Full 360 o performance management and other feedback

                    Powerphone  -  seamlessly   integrates   your  computer  and
                    telephone, for improved customer contact management

                    Other Brocker intellectual property includes:

                    E-Marketer - is a product that utilizes Microsoft Outlook, CRM database and Microsoft Exchange to produce email marketing materials using various merge and formatting functions

                    MLM  Prospector - integrates  messaging,  fax-on-demand  and
                    prospecting   functions   to   service   network   marketing
                    businesses

                    Movieline - provides IVR (interactive voice response) credit card verification and transaction processing for movie ticket purchases

                    Fixed Cellular Terminal - is an alternative method of providing telephone services, via a cellular network, when a conventional telephone line is unavailable, non-existent or too expensive

                    Extended Email Repository - provides the means by which selected incoming and outgoing correspondence is stored in a central repository, making it available to authorized users without having to be forwarded

                    Multipath Alarm Communicator - allows high speed reporting of an alarm status to a security monitoring company, both through a dial-up line and/or a cellular network.

                    Vehicle System - is a vehicle tracking and monitoring system combining cellular and GPS technology.

Brocker Professional Services -
Applying B2B Communication
Solutions

Brocker's Professional Services division is a world-class consulting and services organization that is focused on addressing the B2B communication requirements of its clients. Brocker's consultants understand their clients' businesses and earn their trust, leaving them well positioned to apply the Com-pany's relevant B2B communications solutions.

Businesses are increasingly looking for end-to-end solutions that provide a high level of support for current and future business initiatives. For these enabling technologies to be successful in achieving business objectives, effective consulting, implementation and project management practices must be employed. There is considerable global demand for world class consulting advice and implementation expertise and these are the core strengths of Brocker's Professional Services practice. Brocker's focus is on providing solutions that deliver measurable business outcomes, such as improving efficiency, enhancing growth and addressing the competitive issues facing today's organizations. The range of disciplines encompassed includes: business consulting and analysis, application development and implementation, systems integration, and lifecycle management.


                                   [GRAPHIC]

Brocker Online Services -
Lowering the Barrier to Entry

Many   companies   recognize   the  need  for  B2B
communication     solutions,    but    lack    the
infrastructure and expertise to implement them effectively. To lower the barrier to entry Brocker is providing access to these and other related applications via the internet.

                     [GRAPHIC]

This gives small companies access to sophisticated applications they could otherwise not afford and it gives large companies a more cost-effective method of keeping their technology infrastructure up to date. It assists companies that want to compete in the global marketplace, to reduce the cost and risk of putting their business online.

Brocker's unique online solutions appeal to a broad, international SMB (small to medium business) market. These solutions are best described as online utilities'. They are web-enabled products and services that provide:

o website development tools (that are very easy to use)

o    website location portals

o data vaulting & backup o scalable e-commerce solutions

o    remote  network   management  &  monitoring

o    unified communication platforms

o    market research.

               Brocker Vendor Services -
               Distributing Solutions

               The Vendor Services division has been built around Brocker's heritage business, Sealcorp. Established since 1987, this business provides the other Brocker divisions with a valuable marketing channel (in Australia and New Zealand) - its network of reseller customers. Brocker is leveraging these relationships to expand the sales channel for its own intellectual property.

               The Vendor Services division markets and distributes the world's leading brands of computer hardware and software to dealers, systems integrators and retail stores in Australia and New Zealand. Brands carried include Acer, Compaq, Digi, Hitachi Data Systems, Intel, IBM, Lotus, Novell, Shiva, SGI and Symantec.

               Vendor Services also provides high margin  value-added  services,
               such  as  technical   advice   relating  to  product   selection,
               installation,  networking and product compatibility.

               In addition, Vendor Services is New Zealand's largest distributor of wireless telecommunications hardware products - cellular phones, related accessories and pagers - carrying the Ericsson, Motorola, Nokia and Philips brands. Brocker is part of the global wireless revolution currently under way. The Company has been involved with the technology for a number of years and continues to explore several opportunities to add new technology to its communication solutions.

Directors Board of Directors

                      [LOGO]

               Michael Ridgway of Auckland, New Zealand has been both Chief Executive Officer of the Corporation and a member of the Board of Directors since December 1994. Prior to 1994, Mr. Ridgway was Managing Director of Sealcorp Computer Products Limited (which is now a subsidiary of Brocker), a company he founded in 1987. Sealcorp was sold to Brocker in 1994.

               Richard Justice of Auckland, New Zealand has been both Chief Financial Officer of the Corporation and a member of the Board of Directors since September 1997 and was appointed Chief Operating Officer in October 1999. Mr. Justice was previously Financial Controller of Sealcorp Computer Products Limited. Mr. Justice completed his Masters of Business Administration from Auckland University in 1990 and has been a licensed accountant in New Zealand since 1979.

               Casey O'Byrne of Edmonton, Alberta has been Chairman of the Board since November 1998 and has been a member of the Board of Directors since Brocker's incorporation in November 1993. A graduate of the University of Cambrensis School of Law in the United Kingdom in 1984, Mr. O'Byrne has been practising law with the firm of Tarrabain, O'Byrne & Company in Edmonton, Alberta since 1990.

               Daniel Hachey of Toronto, Ontario has been a member of the Board of Directors since January 1998. Mr. Hachey is the Vice President and Director of Corporate Finance of HSBC James Capel Canada Inc. Prior to holding this position he was Senior Vice President and Director of Midland Walwyn Capital Inc.

               Julia Clarkson of Boston, Massachusetts has been a member of the Board of Directors since October 1998. Ms. Clarkson is Director of Revenue for a new internet portal being developed by Imagitas of Newton, Massachusetts. Prior to Imagitas, she was with ZOOTS, a dry-cleaning start-up launched by the founders of Staples. Ms. Clarkson completed her Masters of Business Administration at Harvard Business School in 1998.

               Andrew Chamberlain of Edmonton, Alberta was appointed Company Secretary in November 1998 and was elected to the Board of
               Directors in December 1999. A graduate of the University of Alberta School of Law in 1984, Mr. Chamberlain has been practising law with the firm of Chamberlain-Hutchinson in Edmonton, Alberta since 1997.

               Senator Robert Singer, a New Jersey Senator since 1993, was elected to the Board of Directors in August 2000. Senator Singer has distinguished himself over almost 20 years of public service, during which time he was instrumental in legislative accomplishments in the electronic, software, health, environment and energy industries.

Financial Highlights

 [THE FOLLOWING TABLES WERE REPRESENTED BY BAR GRAPHS IN THE PRINTED MATERIAL.]

               Revenue ($000)

          1996           22,932
          1997           50,110
          1998           70,811
          1999          133,303
          2000          136,323

        Delivered Revenue of $136.3m.



               EBITDA ($000)


          1996            1,100
          1997            1,901
          1998            2,588
          1999            3,297
          2000            2,473

       Earnings before interest, tax,
       depreciation and amortization
       decreased to $2,473,217.



             TOTAL ASSETS ($000)


          1996           11,725
          1997           19,926
          1998           32,500
          1999           50,743
          2000           61,529

     Increased Total Assets to $61.5m.



         Gross Margin ($000)


          1996            5,489
          1997            9,099
          1998           14,401
          1999           17,691
          2000           17,388

   Gross Margin decreased to $17.4m.



           Earnings ($000)


          1996              323
          1997              838
          1998              797
          1999              515
          2000             (429)

    Achieved a Net Loss of $429,028.



     Earnings Per Common Share ($)


          1996              0.4
          1997              0.6
          1998              0.6
          1999              0.3
          2000             (0.4)

Chairman & Chief Executive Officer
     Letter to Shareholders

                      [LOGO]


     Re-focusing Our Business

     2000 was another year of growth for your Company with revenue of CDN$136.3m recorded from operations in Australia and New Zealand. Earnings did not reflect this growth in 2000, however, due to an increase in operating expenses. This increase was due to the investment required in developing the exciting new solutions we are bringing to market.

     The year saw substantial progress made in Brocker's transition from Australasian distribution company to global B2B (business to business) communications innovator. This is the most significant and exciting development in the Company's history and it is this re-definition of our mission and business strategy that will ensure our continued growth and prosperity.

     B2B Communications

     In an online, global marketplace effective communication is a key driver of business success. As we discuss earlier in this Annual Report, in the section titled The Business Opportunity for Brocker, we are hard at work bringing to market an innovative suite of B2B communication solutions.

     We have launched the Brocker Enterprise Communication Suite - currently consisting of Bloodhound, Powerphone, Supercession and Feedback. This stable of innovative products has been created through both acquisition and in-house development and we will continue to enhance and expand it.

     The Brocker Brand

     We have also been reorganizing the structure of our business to better reflect our new focus. Over the last several years we have made a number of strategic acquisitions, buying companies that have complementary technologies. We recognized that the time had come to fully incorporate all these different entities within one corporate structure and one brand - Brocker.

     This cannot happen over night, but in 2000 we began the process and are continuing to roll it out. The benefits of this reorganization will be a greater synergy between different parts of our business and a greater market awareness of the Brocker brand.

     Global Alliances

     A key part of our global strategy is the establishment of strategic alliance relationships with market leaders in the IT sector. In December 1999 we signed an Alliance Partnership contract with PeopleSoft Inc., under which Brocker has become a Software Alliance Partner. Under this program, PeopleSoft partners with industry leaders and visionaries to deliver superior solutions to their customers and to provide a comprehensive range of choices.

Chairman & Chief Executive Officer
     Letter to Shareholders

                      [LOGO]

     NASDAQ

     The other major business initiative of 2000 was the filing of our documentation with the US SEC (Securities & Exchange Commission) for our listing on the NASDAQ stock exchange.

     Looking Ahead

     2000 was a year of important developments in our business direction and organization. Looking forward, we will continue to react to the changing B2B communications needs of the global market, both in terms of the solutions we take to market and the ways in which we deliver them.

     We will also continue to acquire other companies that fit logically and strategically into this evolving vision. By year-end 2001 we expect to have expanded our operations into new geographies, specifically North America, Europe and Asia, making Brocker a truly global business.

     We continue to attract employees of the highest calibre - talented and committed people who are excited by the Brocker vision. It is through their unstinting efforts that we will see sustainable growth and improved earnings performance.


















/s/  Casey O'Byrne                       /s/  Mike Ridgway
------------------------------------     --------------------------------------
Casey O'Byrne - Chairman                 Mike Ridgway - Chief Executive Officer

Management's Discussion,
Analysis of Financial Condition
and Results of Operations



Results of Operations
Revenue


                    2000       Change          1999      Change             1998
--------------------------------------------------------------------------------
             136,322,933         2.3%   133,302,640       88.3%       70,811,220
================================================================================

Brocker Technology Group delivered revenues of $136.3 million for the fiscal year ended March 31, 2000 (Fiscal 2000), an increase of 2.3% over the revenues of $133.3 million for the March 1999 year (Fiscal 1999).

Revenues from the distribution of computer-based technology products in Australia increased by approximately $26 million. This increase reflected a combination of internal growth and growth from acquisitions of approximately $9 million. Despite this, the increase in total revenue for Fiscal 2000 was modest, principally reflecting the net effect of:

1 Sales of computer-based technology products in New Zealand decreasing by approximately $4.6 million. This decrease principally reflected the fact that, after Compaq acquired the Digital Equipment Corporation in June 1998, Brocker lost the exclusive right to distribute Digital personal computers in New Zealand.

2 The negative impact on revenue towards the end of calendar 1999 and early calendar 2000, as some customers reduced their purchase levels due to concern over Year 2000 issues.

3 Sales of wireless telecommunication products in New Zealand decreasing by approximately $14 million. This decrease primarily reflected the fact that a new competitor, Cellect Distribution Warehouse, entered the market in February 1999. However, Brocker still retains 60% market share.

The revenues from Brocker's other business divisions were as follows: (i) Professional Services - $5.5 million in Fiscal 2000 ($3.5 million in Fiscal
1999); (ii) Application Development - $1.4 million in Fiscal 2000 ($2.1 million in Fiscal 1999); and (iii) Application Hosting - $2.7 million in Fiscal 2000 ($2.7 million in Fiscal 1999).

Gross  Margin

                    2000       Change          1999      Change             1998
--------------------------------------------------------------------------------
              17,388.165        (1.7%)   17,691,092       22.8%       14,400,850
================================================================================

Brocker's gross margin as a percentage of revenues was 12.8% in Fiscal 2000, compared to 13.3% for Fiscal 1999. However, the financial statements for Fiscal 1999 included the reclassification of interest and depreciation in relation to the treatment of the rental finance liability, as described in Note 7 of the Financial Statements. If the accounting treatment in relation to the rental finance liability had been the same for Fiscal 1999 as for Fiscal 2000, the comparable Fiscal 1999 gross margin would have been 12.6%.

Management's Discussion, Analysis
of Financial Condition and Results of
Operations continued

The gross margin as a percentage of revenues, of each business division, changed as follows:

1 The gross margin of the Vendor Services division increased to 9.2% of revenues for Fiscal 2000, from 9.1% for Fiscal 1999. This increase primarily reflected the fact that computer-based products, which generally have a higher margin than wireless telecommunication products, accounted for a greater percentage of the sales mix in Fiscal 2000, and the fact that improved margins were also experienced in some aspects of the wireless telecommunications business.

2 The gross margin of the Professional Services division increased to 41.5% of revenues for Fiscal 2000, from 36.1% for Fiscal 1999. This increase primarily reflected the fact that the Corporation expanded into the Australian market in calendar 1999 and was able to achieve higher margins in this market.

3 The gross margin of the Application Development division decreased to 51.1% for Fiscal 2000, from 59.8% for Fiscal 1999, reflecting higher costs in connection with the Company's call center operation.

4 The gross margin of the Application Hosting division decreased to 62.8% for Fiscal 2000, from 73% for Fiscal 1999, reflecting higher costs.

Operating Expenses

                             2000     Change        1999      Change       1998
-------------------------------------------------------------------------------
Depreciation            1,782,483     (11.4%)  2,010,703      18.8%   1,692,585
Net Interest            1,122,586     (20.3%)  1,409,187     110.7%     668,845
Salaries                8,904,799      40.3%   6,348,910      (1.2%)  6,431,431
Other                   5,926,969     (15.8%)  7,043,157      66.7%   4,225,153
Total                  17,736,837       5.5%  16,811,957      29.1%  13,018,014
% Revenue                   13.0%                  12.6%                  18.4%
================================================================================

The operating expenses in Fiscal 2000 increased to $17.7 million, or 13.0% of revenues, up from $16.8 million, or 12.6% of revenues, in Fiscal 1999. Operating expenses included approximately $2.3 million of expenditures related to the development of proprietary software applications, up from $1.9 million in Fiscal 1999.

1 Depreciation and Amortization. These expenses decreased to $1.8 million, or 1.3% of revenues, in Fiscal 2000 from $2.0 million, or 1.5% of revenues, in Fiscal 1999. This is primarily because certain assets, related to the leasing of equipment to customers, were treated as off-balance sheet items for the reasons discussed in Note 7. This decrease has been largely offset by the increase in the amortization of deferred development costs, increasing to $500,518 in Fiscal 2000 from $152,355 in Fiscal 1999.

2 Net interest expense. The Corporation's net interest expense decreased to $1.1 million in Fiscal 2000, from $1.4 million in Fiscal 1999. This decrease was primarily attributable to the fact that: (1) interest charges recorded in Fiscal 1999, relating to the leasing of equipment to customers, were not recorded in Fiscal 2000, because these leases are now treated as off-balance sheet items for the reasons discussed in Note 7; (2) the re-negotiation, during Fiscal 2000, of the funding facility employed within the Vendor Services division, resulting in a reduction in the interest rate payable.

Operating Expenses continued

Recent Financing Transactions continued

3 Salaries and Commissions. These expenses increased to $8.9 million, or 6.5% of revenues, in Fiscal 2000, from $6.3 million, or 4.7% of revenues, in Fiscal 1999. This increase was principally attributable to growth in headcount throughout the organization, due to acquisitions and additional hiring to support organic growth, product development and associated administration. It should be noted that a number of the personnel recruited for the Professional Services and Application Development business divisions, being highly skilled and scarce in supply, typically require remuneration above the average paid by the Corporation.

4 Other Operating Expenses. These expenses were $5.9 million, or 4.3% of revenues, in Fiscal 2000, compared to $7.0 million, or 5.3% of revenues, in Fiscal 1999.

Operating (Loss)/Income


                    2000       Change          1999     Change           1998
--------------------------------------------------------------------------------
                (429,028)     (183.3%)      514,814    (35.4%)         796,816
--------------------------------------------------------------------------------

The operating income decreased to a loss of $429,028 in Fiscal 2000, from a profit of $514,814 in Fiscal 1999. This primarily reflects the increase in operating expenses as a percentage of revenues, discussed above. In addition, the final quarter results were impacted by the increase in salaries and other remuneration, as discussed above.

Equity accounted losses of associated company. These losses amounted to $83,180 in Fiscal 2000 and $91,330 in Fiscal 1999. They represent the Corporation's share of the losses of Highway Technology, a company in which Brocker has a 20% equity interest. As at March 31, 2000, Highway Technology had completed successful field trials of its product in Tasmania, Australia and is currently preparing a bid to provide services to the same Australian customer.

Liquidity and Capital Resources
Shareholders Equity

                    2000       Change          1999     Change           1998
--------------------------------------------------------------------------------
              21,141,616       217.0%)    6,669,369       14.2%     5,841,606
--------------------------------------------------------------------------------

Recent Financing Transactions

The Corporation completed the following financing transactions in Fiscal 2000:

1 In July 1999, Brocker sold, in a private placement, 1,000,000 units at a price per unit of either $1.25 (280,000 Units) or $1.00 (720,000 Units). Each unit was comprised of: (1) a common share and (2) a warrant to purchase an additional common share at a price of $1.25 per share. Brocker received gross proceeds of approximately $1.1 million from this transaction.

2 In December 1999, Brocker sold the First Special Warrants at a price per special warrant of $2.70. Each of these First Special Warrants may be exchanged, without additional consideration, for one common share plus a Half Warrant; two Half Warrants will entitle the holder to purchase one additional Common Shares at a price of $3.15 per Common Share. The Corporation received gross proceeds of approximately $4.9 million from this transaction. In connection with this transaction, Brocker issued agents' options to purchase 486,000 Common Shares at an exercise price of $3.15 per share.

Recent Financing Transactions continued


3 In January 2000, Brocker sold Second Special Warrants at a price of $6.25 per special warrant. Each of these warrants may be exchanged, without additional consideration, for 1.1 common share. The Corporation received gross proceeds of approximately $11.3 million from this transaction. In connection with this transaction, Brocker issued the Agent's Special Option and Undertakings exercisable into options to purchase an aggregate of 228,400 Common Shares at an exercise price of $6.25 per Common Share.

The aggregate net proceeds from the financing transactions described above amounted to approximately $15.8 million.

Funding of Operations
Cash flows from:

                                2000              1999                    1998
--------------------------------------------------------------------------------
Operations                (5,482,452)        2,981,643               1,469,019
Investing                 (1,432,315)       (5,463,290)             (1,854,552)
Financing                 15,603,467         2,224,125                (112,149)
Net cash flows             8,688,700          (257,522)               (497,682)
--------------------------------------------------------------------------------

In Fiscal 2000 the cash generated from operations was not sufficient to completely fund the cash outlays associated with the business. More specifically, cash from operating activities in Fiscal 2000 was approximately negative $5.5 million, compared with approximately positive $3.0 million in Fiscal 1999. Cash from investing activities was approximately negative $1.4 million compared to approximately negative $5.5 million in Fiscal 1999. The Corporation principally funded its Fiscal 2000 cash shortfall from the proceeds of the financing transactions described above. In Fiscal 1999 mortgage financing was raised to fund the purchase of new premises in Auckland, New Zealand, which gave rise to the negative cash flow from investing activities during that period.

Brocker had cash-on-hand of approximately $8.6 million as of March 31, 2000, representing the remaining net proceeds of the financing transactions described above. Management believes that its currently available cash resources are adequate to support the existing operations at their current levels for the next 12 months without additional financing. However, the Corporation plans to seek additional financing before then in order to grow the business. More specifically, Brocker may seek additional financing for a variety of purposes, including: (1) expanding product development efforts, (2) marketing proprietary product and (3) making additional acquisitions. However, there is no assurance that any additional financing will be available or, if available, will be available on terms that are satisfactory to the Corporation.

Accounts Receivable Financing Facility

In July 1999, Brocker obtained a financing facility from The National Bank of New Zealand that allows Brocker to borrow, on a revolving basis, up to 80% of the value of the Corporation's eligible accounts receivable. The maximum amount of principal and unpaid interest that can be outstanding under this facility at any time is New Zealand $20 million (equivalent to approximately CDN$14.5 million, based on the exchange rate on March 31, 2000). Outstanding loans under this facility bear interest at a floating rate of interest equal to 0.5% above the 90 day bank rate. As of July 26, 2000, the outstanding amount under this facility was approximately $13.4 million and the applicable interest rate was 7.15%.

Certain Balance Sheet Changes

Set forth below is information concerning certain changes in the March 31, 2000 balance sheet relative to the March 31, 1999 balance sheet.

Working capital

                             2000    Change          1999  Change           1998
--------------------------------------------------------------------------------
Current Assets         51,990,125    25.4%     41,459,203   55.9%     26,587,194
Current Liabilities    38,429,633    (7.9%)    41,733,548   61.9%     25,776,495
Working capital        13,560,492                (274,345)               810,699

The Corporation completed a number of financing transactions subsequent to March 31, 1999, as described above. These transactions are the principal reason why:
(1) cash  increased  to  approximately  $8.6  million  at March 31,  2000,  from
approximately   nil  at  March  31,  1999;  (2)  working  capital  increased  to approximately $13.6 million at March 31, 2000 from a deficit of $274,345 at March 31, 1999; and (3) shareholders' equity increased to approximately $21.1 million at March 31, 2000 from approximately $6.7 million at March 31, 1999.

The increase in working capital was also supported by a 32.8% increase in inventories to $20,293,533, representing the increase in stocks held to meet increased turnover and customer demand, notably in the Australian Vendor Services business division.

Accounts  receivable  funding facility

                             2000    Change          1999  Change           1998
--------------------------------------------------------------------------------
Accounts receivable    19,068,160   (16.8%)    22,909,294   64.6%     13,915,450
Funding Facility        7,502,880   133.5%      3,213,122  (44.9%)     5,827,883
Accounts payable       26,467,639   (27.8%)    36,648,724  110.4%     17,422,333
--------------------------------------------------------------------------------

During Fiscal 2000 the Corporation borrowed under its accounts receivable financing facility and used the proceeds to reduce payables. This is the principal reason why: (1) the financing facility indebtedness increased to approximately $7.5 million at March 31, 2000, from approximately $3.2 million on March 31, 1999; and (2) accounts payables decreased to approximately $26.5 million at March 31, 2000, from approximately $36.6 million on March 31, 1999. In addition to utilizing the accounts receivable funding facility, a portion of equity raised, as described above, was used to reduce amounts payable to suppliers.

Deferred development costs


                             2000   Change         1999  Change            1998
--------------------------------------------------------------------------------
                        1,593,621    27.3%    1,252,368  155.3%         490,513
--------------------------------------------------------------------------------

Deferred development costs increased to approximately $1.6 million at March 31, 2000, from approximately $1.3 million on March 31, 1999. This increase principally reflected deferred development costs relating to the Supercession and Bloodhound products.

Management's Discussion, Analysis
of Financial Condition and Results of
Operations continued

Management's Responsibility for Consolidated Financial Statements

Management of Brocker Technology Group is responsible for the integrity of the accompanying consolidated financial statements and all other information in this Annual Report. Management has prepared the financial statements in accordance with accounting principles generally accepted in Canada.

The preparation of the consolidated financial statements necessitates the use of estimates and careful judgement, particularly in those circumstances where transactions affecting a current period are dependent on future events. All financial information presented in the Annual Report is consistent with the consolidated financial statements.

The Audit  Committee of the Board of Directors has met with  management  and the
independent   auditors  to  ensure  that  each  is  discharging  its  respective responsibilities relating to the financial statements.

The financial statements have been audited by KPMG.

Auditor's Report to
          the Shareholders

We have audited the consolidated balance sheets of Brocker Technology Group Ltd as at March 31, 2000 and 1999 and the consolidated statements of earnings, retained earnings, foreign currency translation reserve and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at March 31, 2000 and 1999 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants



/s/ [illegible]              Auckland, New Zealand
----------------------------
July 27, 2000

Brocker Technology Group Ltd

Consolidated Balance Sheets
as at March 31, 2000 and 1999

                                               Note           2000          1999
                                                                 $             $
ASSETS

Current Assets

Cash                                                     8,637,357            --

Accounts receivable                                     19,068,160    22,909,294

Other receivables                                 11     2,266,494     1,435,325

Inventories                                             20,293,533    15,276,865

Prepaid expenses and deposits                              154,708       917,009

Income taxes recoverable                                   791,212       554,538

Future tax assets                                 10       778,661       366,172
                                                       =========================
                                                        51,990,125    41,459,203


Deferred Development Costs                         5     1,593,621     1,252,368


Capital Assets                                     4     5,307,852     5,551,068


Investment in Associated Company                   6       833,000       604,433


Goodwill (Net of accumulated
amortisation of $1,312,810;1999 $1,036,327)              1,803,957     1,876,325
                                                       -----------   -----------
                                                       $61,528,555   $50,743,397
                                                       =========================

Brocker Technology Group Ltd

Consolidated Balance Sheets
as at March 31, 2000 and 1999

                                               Note         2000            1999
                                                               $               $

LIABILITIES
Current Liabilities
Bank Overdraft                                                --         55,433
Accounts payable                                      26,467,639     36,648,724
Accrued liabilities                                    3,824,673      1,596,241
Income taxes payable                                     430,910
Financing facility                               8     7,502,880      3,213,122
Current portion of long-term debt                8       203,531        220,028
                                                    ----------------------------
                                                      38,429,633     41,733,548

Long-Term Debt                                   8     1,872,229      2,284,578

Future Tax Liability                            10        85,077         55,902
                                                    ----------------------------
                                                      40,386,939     44,074,028
                                                    ============================

SHAREHOLDERS' EQUITY

Share Capital                                    9    21,762,070      5,761,721

Foreign Currency Translation Reserve                  (1,745,415)      (799,084)

Retained Earnings                                      1,124,961      1,706,732
                                                    ----------------------------
                                                      21,141,616      6,669,369
                                                    ============================
Commitments                                     16
Contingencies                                   17
Subsequent Events                               18

                                                    ----------------------------
                                                    $ 61,528,555   $ 50,743,397
                                                    ============================


Signed on behalf of the Board


Richard Justice                                        Andrew Chamberlain

/s/ [illegible]                              /s/ [illegible]
-----------------------------------          -----------------------------------
Director                                      Director

Date: July 27, 2000

See the accompanying notes to the consolidated financial statements.

Brocker  Technology Group Ltd

Consolidated  Statement of Earnings
for the years ended  March  31,  2000 and 1999



                                               Note          2000           1999
                                                                $              $

Revenue
Sales                                                 136,322,933    133,302,640

Cost of Goods Sold                                    118,934,768    115,611,548
                                                     ---------------------------
Gross Margin                                           17,388,165     17,691,092
                                                     ===========================

Operating Expenses
Depreciation and amortisation                           1,782,483      2,010,703

Net interest expense                             8      1,122,586      1,409,187

Salaries and commissions                                8,904,799      6,348,910

Other operating expenses                                5,926,969      7,043,157
                                                     ---------------------------
Total operating expenses                               17,736,837     16,811,957
                                                     ===========================

Operating (Loss)/Income                                  (348,672)       879,135

Equity accounted losses of associated  company   6         83,180         91,330
                                                     ---------------------------

(Loss)/Income  before Income Tax Provision               (431,852)       787,805

Income  Tax  Provision                          10         (2,824)       272,991
                                                     ---------------------------

Net (Loss)/Earnings for the year                    $    (429,028)  $    514,814
                                                     ===========================

Earnings Per Common Share                       9(d)        (0.04)  $       0.03
                                                     ===========================










See the  accompanying  notes  to the  consolidated  financial statements.

Brocker  Technology Group Ltd


Consolidated Statements of Retained Earnings for the years ended March 31, 2000 and 1999


                                                           2000            1999
                                                              $               $

Retained  Earnings, Beginning  of the year            1,706,732       1,355,240

Net  (Loss)/Earnings  for the year                     (429,028)        514,814

Preferred dividends  paid                              (152,743)       (163,322)
                                                    ----------------------------

Retained Earnings, End of the year                  $ 1,124,961     $ 1,706,732
                                                    ============================


Consolidated Statements of Movements in
Foreign Currency Translation Reserve
for the years ended March 31, 2000 and 1999


                                                           2000            1999
                                                              $               $

Beginning of the year                                   (799,084)      (881,364)

Difference arising on the  translation
of foreign  operations                                  (946,331)        82,280
                                                     ---------------------------
End of the year                                      $(1,745,415)     $(799,084)
                                                     ===========================









See the accompanying notes to the consolidated financial statements.

Brocker Technology Group Ltd

Consolidated Cash Flow Statements
for the years ended March 31, 2000 and 1999

                                                    Note             2000            1999
                                                                        $               $
Cash flows from operating activities

Receipts from customers                                       138,510,831     124,528,860

Payments to suppliers and employees                          (142,616,495)   (119,790,928)

Interest paid                                                  (1,122,586)     (1,338,547)

Taxation paid                                                    (254,202)       (417,742)
                                                            -----------------------------
Cash flows from operating activities                14         (5,482,452)      2,981,643


Cash flows from investing activities

Proceeds from the sale of capital assets                           44,750          51,597

Purchase of capital assets                                     (1,086,880)     (4,673,881)

Investment in associated company                                 (356,354)       (428,440)

Purchase of subsidiaries                                          (33,831)       (412,566)
                                                            -----------------------------
Cash flows from investing activities                           (1,432,315)     (5,463,290)


Cash flows from financing activities

Proceeds from shares and warrants issued                       15,738,616              --

Proceeds from share options exercised                             261,600          29,500

Proceeds from mortgage finance raised                                  --       2,428,692

Repayment of mortgage finance                                    (244,006)        (70,745)

Payment of dividend on preferred shares                          (152,743)       (163,322)
                                                            -----------------------------
Cash flows from financing activities                           15,603,467       2,224,125
                                                            -----------------------------

Net increase/(decrease) in cash equivalents                     8,688,700        (257,522)

Cash/(Overdraft) at Beginning of the year                         (55,433)        205,365

Translation of cash equivalents to
reporting currency                                                  4,090          (3,276)
                                                            -----------------------------
Cash/(Overdraft) at End of the year                         $   8,637,357   $     (55,433)
                                                            =============================







See the accompanying notes to the consolidated financial statements.

Brocker Technology Group Ltd

Notes to Consolidated Financial Statements for the years ended March 31, 2000 and 1999


1. BASIS OF PRESENTATION


     a)   General

          Brocker Technology Group Ltd, ("the Company"), was incorporated under the Business Corporation Act (Alberta) on November 25, 1993, and obtained its listing on the Alberta Stock Exchange on April 14, 1994.

          On February 28, 1998 the Company transferred its listing to the Toronto Stock Exchange.

          These financial statements have been prepared in accordance with the generally accepted accounting principles of Canada.

     b)   Use of estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

2. SIGNIFICANT ACCOUNTING POLICIES

     a)   Principles of Consolidation

          The consolidated financial statements include the financial statements of the Company and all of its subsidiary companies since the dates of their acquisition. Its wholly owned subsidiaries, are as follows:

               Brocker  Technology Group (NZ) Limited (formerly  Brocker
                 Investments (NZ) Limited)
               Brocker Investments (Australia) Pty Limited
               Brocker Financial Limited
               Sealcorp Computer Products Limited
               Sealcorp Telecommunications Group Limited
               Sealcorp Australia Pty Limited
               Easy PC Computer Rentals Limited
               Image Craft Limited
               Image Craft Australia Pty Limited (formerly Parilott Pty Limited) Industrial Communications Service Limited
               Northmark Technologies Limited
               Photo Magic Limited
               Powercall Technologies Limited
               Pritech Corporation Limited
               Pritech Australia Pty Limited
               1 World Systems Limited (formerly Microchannel Limited)
               Tech Support Limited

          During  1998  Brocker   Technology  Group  Ltd  took  a  20%  founding
          shareholding in Highway Technologies Limited. This investment has been recorded using the equity method.

          As at March 31, 2000 the operations of Image Craft Limited, Northmark Technologies Limited and Photo Magic Limited were amalgamated with Brocker Technology Group (NZ) Limited.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

2. SIGNIFICANT ACCOUNTING POLICIES continued

     b)   Goodwill

          The excess of cost over the fair value of identifiable net assets of subsidiaries acquired is recorded as goodwill and is amortised on a straight-line basis over its estimated useful life, considered to be three to ten years. On an ongoing basis, management reviews the valuation and amortisation of goodwill taking into consideration any events and circumstances which might have impaired the fair value.

          Where an acquisition price is contingent on a future event or events, no additional goodwill is recognised until the final acquisition price can be reasonably determined.

     c)   Foreign Currency

          Foreign currency transactions are recorded at the exchange rates in effect at the date of settlement. Monetary assets and liabilities arising from trading are translated at closing rates. Gains and losses due to currency fluctuations on these items are included in the statement of earnings.

          The financial statements of foreign operations are translated to Canadian dollars using weighted average exchange rates for the year for items included in the statement of earnings, year end rates for assets and liabilities included in the balance sheet and historical rates for equity transactions. The cumulative translation adjustment represents the deferred foreign exchange gain or loss on the translation of the financial statements.

          The following rates were used in the preparation of the financial statements:


          New Zealand dollar       Average rate        Rate at March 31
               2000                   0.7565                0.7238
               1999                   0.7862                0.7976

          Australian dollar        Average rate        Rate at March 31
               2000                   0.9436                0.8903
               1999                   0.9318                0.9455

     d)   Inventories

          Inventories principally comprise finished goods and are carried at the lower of cost and net realisable value. Cost is determined on a weighted average or first in first out basis.

     e)   Capital Assets

          Capital assets are recorded at cost. Depreciation is calculated on a declining balance basis (except for leasehold improvements where a straight line basis is used) using the following rates:

               Land                                                0%
               Buildings                                           2%
               Office equipment                                   20%
               Vehicles                                    20 and 26%
               Furniture and fixtures                             20%
               Computer hardware                            20 to 30%
               Computer software                            30 to 40%
               Plant and Equipment                          20 to 26%
               Leasehold improvements                    1 to 4 years
               Computer hardware held for rental         2 to 3 years

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999


2.   SIGNIFICANT ACCOUNTING POLICIES continued

     f)   Revenue recognition

          The Company earns substantially all of its revenue from the sale and delivery of products to its customers. Revenue is recorded when the products are shipped to customers.

     g) Research and development expenditures Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under generally accepted accounting principles for deferral and amortisation. Deferred development costs are amortised over the expected life of the developed product, currently a maximum of three years.

     h)   Future Income Taxes

          Income taxes are accounted for under the asset and liability method. Under this method, future tax assets and liabilities are recognised for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognised in income in the period that substantive enactment or enactment occurs.

          Change in Accounting Policy

          In December 1997, the Canadian Institute of Chartered Accountants issued Handbook Section 3465, Income Taxes. The standard required a change from the deferred method of accounting for income taxed under Handbook Section 3470, Corporate Income Taxes, to the asset and liability method of accounting for income taxes.

          The Company has adopted Section 3465 retroactively with a minor reclassification of the 1999 balance sheet comparative figures. The adoption of Section 3465 has had no impact on the earnings for the year ended March 31, 2000.

     i)   Earnings Per Share

          Earnings per share have been calculated based on the weighted average number of common shares outstanding. The fully diluted earnings per share have been calculated based on the assumption that all options would have been exercised.

          In both cases, common shares to be issued, or held in escrow, in respect of the settlement of earn-out consideration in relation to acquisitions are only taken into account in the calculation of earnings per share once the number of shares can be reasonably determined.

     j)   Stock options

          The Company has a stock  option plan.  When stock  options are issued, the value of the options is not determined or recorded. Any consideration received on the exercise of stock options is credited to share capital.

     k)   Cash and cash equivalents

          Cash and cash equivalents consist of cash on hand and balances with banks, and investments in money market instruments. Cash and cash equivalents included in the cash flow statement are comprised solely of balances with banks.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

3.   ACQUISITIONS

     2000 Acquisitions

     On August 1, 1999 Brocker Technology Group (NZ) Limited acquired Tech Support Limited for a total cash consideration of $33,831 (NZ$45,000). Tech Support Limited offers technical support and advice to a wide range of customers in Auckland, New Zealand.

     No additional amounts are payable in respect to this acquisition. The purchase price may, however, be reduced in the event certain warranties made by the Vendors do not eventuate.

     The acquisition has been accounted for using the purchase method. Net assets acquired and consideration paid are as follows:

                                                   2000
                                                      $
          Net  current  assets                   37,470
          Capital  assets                         9,555
          Net  current  liabilities             (22,822)
          Goodwill  attributed                    9,628
                                                -------
         Consideration paid                      33,831
                                               ========


     1999 Acquisitions

     Pritech Corporation Limited

     On May 15, 1998 Brocker Technology Group (NZ) Limited acquired Pritech Corporation Limited ("Pritech") for an initial cash consideration of $207,609 (NZ$265,620). Pritech is principally involved with software consultation and knowledge management. Pritech is a Lotus Premium Partner whose target market is enterprise and government customers in New Zealand and Australia.

     The maximum purchase price payable is based on the profit earned by the company for the year ended September 30, 1998 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by Pritech for the years ended September 30, 1999 to 2000, being the earn out period. That is the maximum price must be subsequently earned by Pritech, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                    1999
                                                       $
          Net current assets                     472,515
          Capital assets                          51,987
          Net current liabilities               (316,893)
          Goodwill attributed                         --
                                               ---------
          Consideration paid                     207,609
                                               =========

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999


3.   ACQUISITIONS continued

     1999 Acquisitions continued

     1    World Systems Limited (formerly Microchannel Limited)

     On June 16, 1998 Brocker Technology Group (NZ) Limited acquired 1 World Systems Limited ("1 World") for an initial consideration of $81,091 (NZ$103,750). 1 World is principally involved with the distribution, implementation and support of accounting software.

     The maximum purchase price payable is based on the profit earned by 1 World for the year ended March 31, 1999 at a four times multiple. Additional consideration, however, is only payable based on the cash earned, as defined, by 1 World for the years ended March 31, 2000 to 2001, being the earn out period. That is the maximum price must be subsequently earned by 1 World, during the earn out period, before it is payable.

     Any additional consideration will be satisfied by the issue of common shares which will be held in escrow until the earn out criteria are met.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                  1999
                                                     $
          Net current assets                   281,790
          Capital  assets                       43,341
          Net current liabilities             (182,365)
          Term liabilities                     (61,675)
          Goodwill attributed                       --
                                              --------
          Consideration paid                    81,091
                                              ========

     Additional future consideration will be added to goodwill when it becomes determinable. Additional goodwill of $207,411 has been recognised in respect of shares determined to be issuable as at March 31, 2000.

     QSoft Pty Limited

     On February 8, 1999 Sealcorp Australia acquired the net assets of QSoft Pty Limited ("Qsoft") for a cash consideration of $142,170 (AUD$150,000). QSoft is a Software Distribution company based in Brisbane Australia.

     The net assets acquired were valued at their fair value, and as a result no goodwill arose on acquisition.

     Motorola Service Contract

     During March 1999 Industrial Communications Service Limited acquired the net assets of a division of Hart Candy in order to fulfil the requirements of the Motorola Service contract awarded to the company.

     This acquisition was accounted for using the purchase method. Net assets acquired and consideration paid were as follows:

                                                  1999
                                                     $
          Net current assets                     8,774
          Capital assets                        55,677
          Net current liabilities              (16,595)
          Goodwill attributed                   47,856
                                               -------
          Consideration paid                    95,712
                                               =======

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999


4. CAPITAL ASSETS 2000

                                              Cost   Accumulated        Net Book
                                                     Depreciation          Value
                                        ----------------------------------------

Land (Note 8a)                             564,564             --        564,564

Buildings (Note 8a)                      2,559,064        110,494      2,448,570

Office equipment
- leased                                     1,918            782          1,136
- non-leased                               448,460        258,070        190,390

Vehicles
- non-leased                                99,096         59,655         39,441

Furniture and fixtures
- non-leased                               424,424        223,068        201,356

Computer  hardware
-leased                                     34,163         21,010         13,153
-non leased                              1,666,874        962,961        703,913
-held for rental                         1,220,305        850,910        369,395

Computer software                          774,687        172,898        601,789

Plant and Equipment                        290,917        183,381        107,536

Leasehold improvements                     103,493         36,884         66,609
                                        ----------------------------------------
                                        $8,187,965     $2,880,113     $5,307,852
                                        ========================================


Notes to Consolidated Financial Statements

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

4. CAPITAL ASSETS 1999


                                              Cost   Accumulated        Net Book
                                                     Depreciation          Value
                                        ----------------------------------------

Land (Note 8a)                             622,128             --        622,128

Buildings (Note 8a)                      2,684,411         37,860      2,646,551

Office  equipment
- leased                                    72,260         31,036         41,224
- non-leased                               368,147        184,704        183,443

Vehicles
- leased                                   105,285         69,380         35,905
- non-leased                               107,222         45,302         61,920

Furniture and fixtures
- leased                                    37,456          8,317         29,139
- non-leased                               464,038        172,221        291,817

Computer hardware
- non-leased                             1,750,998        901,607        849,391
- held for rental                          830,688        369,218        461,470

Computer software                          156,292         88,467         67,825

Plant and Equipment                        316,838        161,297        155,541

Leasehold improvements                     147,402         42,688        104,714
                                        ----------------------------------------
                                        $7,663,165     $2,112,097     $5,551,068
                                        ========================================

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

5.   DEFERRED DEVELOPMENT COSTS

                                                            2000            1999
                                                               $               $

    Development costs deferred as at March 31,         1,252,368        521,428

    Development costs deferred during
     the year ended March 31                             841,771        883,295
                                                       ------------------------
                                                       2,094,139      1,404,723

    Amortised as at March 31                            (500,518)      (152,355)
                                                       -------------------------
    Development costs deferred as at March 31          1,593,621      1,252,368
                                                       =========================

     Development costs deferred principally relate to the development of software applications.

     Management has reviewed the status of the projects to which deferred development costs relate and are satisfied that the recovery of such costs is reasonably assured. However the eventual recovery of these costs is ultimately dependent on actual sales volumes being achieved in subsequent periods and as such recovery is not certain.

6.   INVESTMENTS

INVESTMENT IN ASSOCIATED COMPANY

During 1998 Brocker Technology Group (NZ) Limited took a 20% founding shareholding in Highway Technologies Limited. This company has developed new technology capable of providing transport and highway management, operation and funding solutions. The Board of Highway Technologies Limited has identified other sources of revenue in order to reduce the amount owing to Brocker Technology Group Limited. These sources include the provision of financial and technical consulting services to parties external to the Group.

In addition to the investment, Brocker Technology Group (NZ) Limited has entered an agreement to loan Highway Technologies Limited funds during the company's establishment phase up to a maximum of $1,085,700. Interest is payable on these funds at 30% per annum. As at March 31, 2000 amounts advanced to Highway Technologies Limited amounted to $1,001,270 ($689,523, 1999). No interest has been recorded on the loan for the current year (nil, 1999). Notes to Consolidated Financial Statements

Brocker Technology Group Ltd


Notes to Consolidated  Financial  Statements continued
for the years ended March 31,  2000  and  1999

6.  INVESTMENTS  continued


                                                            2000           1999
Carrying  value  of investment                                 $              $

    Initial  cost of  investment                          87,366         87,366

    Amounts  owing from associate                      1,001,270        689,523

    Equity accounted losses to date                     (255,636)      (172,456)
                                                      --------------------------
                                                         833,000        604,433
                                                      ==========================

     The financial position of Highway
     Technologies Limited as at March 31, is represented as follows:

     Net Current Assets*                                     127          3,718
     Net Current  Liabilities  (including
     amounts  owing to Brocker  Technology
     Group Limited inclusive of accrued
     interest)                                        (1,124,060)      (803,523)
                                                      --------------------------
     Net Liabilities                                  (1,123,933)      (799,805)
                                                      ==========================

     * All research and development expenditure has been expensed.

     Management has assessed the recoverability of the funding loan to Highway Technologies Limited, which is ultimately dependent on the future revenue stream of the software technology under development and the revenue stream from consultancy services, and are satisfied on the basis of the current status of the projects concerned that no impairment provision is required as at March 31, 2000. Management will continue to assess the need for an impairment provision in light of the actual revenues generated.

7.   RENTAL FINANCE LIABILITY

     Easy PC Computer Rentals Limited,  a subsidiary of Brocker Technology Group
     (NZ) Limited, acts as an intermediary between an independent finance company, which arranges finance for the purchase of equipment, and its customers.

     During March 1999 Easy PC Computer Rentals Limited renegotiated its Rental Recourse Dealer Deed, with the independent finance company, to ensure that all significant risk of recourse from the individual finance agreements was transferred to the independent finance company. Due to the renegotiation the Group risk of recourse as at March 31, 2000 is limited to $109,364 ($167,245, 1999).

     During 2000 arrangements were agreed with the independent finance company to ensure all subsequent agreements had no recourse.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

8.   INDEBTEDNESS

                                                                    2000            1999
                                                                       $               $

a) Long Term Debt
    Mortgage finance liability, payable in New Zealand Dollars  1,975,527     2,357,142
    witha current interest rate of 7.66%, collateralised by
    land and buildings situated at 17 Kahika Road, Beachaven,
    Auckland, payable over 10 Years

    Less: Current portion                                        (171,561)      183,352)
                                                              -------------------------
                                                                1,803,966     2,173,790

    Capital lease obligations payable in New Zealand dollars,
    with interest rates ranging from 6.6% to 14.5% per annum,
    collateralised by related assets, payable over 1 to 3 years.   49,567        91,632

    Less: Current portion                                         (31,970)      (36,676)
                                                              -------------------------
    Capital lease obligations payable over 1 year                  17,597        54,956

    Unsecured Term Liability, repayable in NZ$                     50,666        55,832
                                                              -------------------------
                                                              $ 1,872,229   $ 2,284,578
                                                              =========================



     The total interest expense for the year in relation to long term debt, was $158,104 ($258,957, 1999).

     Capital lease obligations are repayable as follows:
          2000                                                         --        36,676
          2001                                                     31,970        36,821
          2002                                                     17,597        18,135
                                                              -------------------------
                                                                  $49,567       $91,632
                                                              -------------------------
b) Mortgage Finance Liability                                  $1,975,527   $ 2,357,142
                                                              =========================


     On October  1,1998  Brocker  Technology  Group (NZ) Limited  purchased  new premises  in  Auckland,  New  Zealand.  The  purchase  price of  $2,460,920
     (NZ$3,400,000)   was   financed   by   mortgage   finance   of   $2,203,971
     (NZ$3,045,000).  As at March 31, 2000 the amount remaining  outstanding was
     $1,975,527, (1999, $2,357,142) and is repayable as follows:

     In less than 1 year                                          171,561       183,352
     1 to 2 years                                                 185,174       196,080
     2 to 3 years                                                 199,867       209,691
     3 to 4 years                                                 215,726       224,247
     4 to 5 year                                                  232,844       239,813
     5 years and over                                             970,355     1,303,959
                                                              -------------------------
                                                                1,975,527     2,357,142
                                                              =========================


Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

8. INDEBTEDNESS continued

                                                       2000                1999
                                                          $                   $

     c) Financing Facility                        $7,502,880          $3,213,122
                                                  ------------------------------

     During the year ended March 31, 2000 Sealcorp Computer Products Limited, Sealcorp Telecommunications Group Limited and Sealcorp Australia Pty Limited (all subsidiaries of the company) have successfully renegotiated their financing arrangements. A new NZ$20 million financing facility, secured by a registered first debenture on the assets and undertakings of these companies, replaces the previous facility of similar terms, which was terminated during the period. The current interest rate on this facility is 6.65%.

9. SHARE CAPITAL

     a)   Authorised

     Unlimited number of common shares
     Unlimited number of  Preferred  Shares
     10,000,000 Series A Preferred  Shares
     61/2% cumulative

     Issued and outstanding                            2000                1999
                                                          $                   $

     Common shares                                7,428,680           3,353,490

     Series A Preferred                                  --           2,450,000

     Warrants Issued                             16,110,000                  --

     Shares to be issued                            359,441                  --

     Less: Share issue costs                     (2,136,051)            (41,769)
                                                -------------------------------
                                                $21,762,070          $5,761,721
                                                ===============================

     As at March 31, 2000 963,602 shares were being held in escrow pursuant to Escrow Agreements which provide for the release of such shares on a performance basis. In the prior year 963,602 shares were held in escrow.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2300 and 1999


9.   SHARE CAPITAL continued

     b)   Share Transactions

                                                      2000                            1999
     Common Shares                            Shares          Amount          Shares           Amount
     Shares outstanding - at March 31,      12,125,854       4,937,365      11,704,554       4,214,324

     Issue of shares for acquisition
     of 1 World Systems Ltd (formerly
     Microchannel Ltd)                          46,337          81,090            --              --

     Issue of shares for acquisition
     of Powercall Technologies Limited
     (Note (ii))                                  --              --           284,733         498,283

     Issue of shares for acquisition of
     Easy PC Computer Rentals Limited
     (Note (iii))                                 --              --           111,567         195,258

     Conversion of Preference shares         1,884,613       2,450,000            --              --

     Exercise of share warrants                   --              --            25,000          29,500

     Exercise of stock options                 177,000         261,600            --              --

     Shares issued pursuant to July
     private placement                       1,000,000       1,070,000            --              --

     Other shares issued                        25,000         212,500            --              --
                                            ----------------------------------------------------------

     Shares issued - at March 31,           15,258,804       9,012,555      12,125,854       4,937,365


     Acquisition shares held in escrow
     (Note( i) and (iii))                     (963,602)     (1,583,875)       (963,602)     (1,583,875)
                                            ----------------------------------------------------------

     Shares outstanding - at March 31,      14,295,202       7,428,680      11,162,252       3,353,490

     Shares issueable in relation to
     Warrants (Note 9(b))                    3,780,000      16,110,000            --              --
                                            ----------------------------------------------------------

     Shares and warrants outstanding -
     at March 31,                           18,075,202    $ 23,538,680      11,162,252    $  3,353,490
                                            ==========================================================


     (i) During 1998 share script was issued in respect of the acquisition of Industrial Communications Service Limited. These shares (760,500) are currently held in escrow and are only released as earn-out provisions are achieved. As at March 31, 2000 no earn-out amounts have been determined, resulting in a prescribed value of nil.

                                                                            3433

Brocker Technology Group Ltd

Notes to Consolidated Financial Statements continued for the years ended March 31, 2300 and 1 999

9.   SHARE CAPITAL continued

     b)   Share Transactions (Continued)

          (ii) During 1999 shares were issued, at $1.75, in relation to the acquisition of Powercall Technologies Limited in respect to earn-out targets that were achieved.

               As at March 31, 2000 186,317 of these shares were being held in escrow.

         (iii) During 1999 additional shares were issued, at $1.75 in relation to the acquisition of Easy PC Computer Rentals Limited in respect to earn-out targets that were achieved.

               As at March 31, 2000 16,785 of these shares were being held in escrow.

          (iv) During the year 46,337 shares were issued at $1.75 in relation to the acquisition of 1 World Systems Limited

          Preferred Shares                                     2000                       1999
                                                         Shares        Amount        Shares       Amount
          Series A shares outstanding at March 31,    2,450,000     2,450,000     2,450,000    2,450,000

          Converted to Common Shares                 (2,450,000)   (2,450,000)           --           --
                                                     ---------------------------------------------------
          Series A shares outstanding at March 31,           --            --     2,450,000   $2,450,000
                                                     ===================================================

     In 1995 the Company acquired Brocker Investment (NZ) Limited and a liability was established in the accounts for the purchase consideration. In 1996 the liability was satisfied by the issuance of Series A preferred shares.

     During the year 2,450,000 shares were converted to common shares.

     During the year a dividend was paid at 6.5% of preferred shares outstanding at September 30, 1999.

          Warrants

          Warrants outstanding at March 31,                2000

                                                     Number       Amount

          First Special Warrants                  1,800,000    4,860,000
          Second Special Warrants                 1,800,000   11,250,000
          Other Warrants                          1,000,000           --
          Agents Warrants                           486,000           --
          Agents Options                            228,400           --
                                                  ----------------------
                                                  5,314,400   16,110,000
                                                  ======================

Brocker Technology Group Ltd

Notes to Consolidated Financial Statements continued for the years ended March 31, 2300 and 1999

9.   SHARE CAPITAL continued

     b)   Share Transactions (Continued)

          Warrants continued

          The first private placement occurred on December 15, 1999 and consisted of the issuance of 1,800,000 Special Warrants (the "First Special Warrants") at a price of $2.70 per First Special Warrant. This entitled the holder thereof to acquire one Common Share and one Half Warrant, at no additional cost, at any time until 4:00 p.m. (Edmonton time) (the "First Expiry Time") on the earlier of:

               (i) five days after the date the Company receives a receipt from the Alberta Securities Commission for the filing of a prospectus; and

               (ii) December 15, 2000.

          Two Half Warrants entitle the holder thereof to purchase one additional Common Share at a price of $3.15 per Common Share on or before June 15, 2001.

          The First Special Warrants will be deemed to have been exercised at the First Expiry Time

          The second private placement of Special Warrants occurred on January 21, 2000 and consisted of the issuance of 1,800,000 Special Warrants (the "Second Special Warrants") at a price of $6.25 per Second Special Warrant. Each Second Special Warrant entitles the holder thereof to acquire 1.1 Common Shares, at no additional cost, at any time until 4:00 p.m. (Edmonton time) (the "Second Expiry Time") on the earlier of:

               (i) the fifth day following the date upon which a receipt for the final prospectus is issued by the securities commission in each of the provinces of Alberta, British Columbia and Ontario (the "Filing Provinces"); and

               (ii) January 21, 2001, subject to adjustment in certain events.

          Any Second Special Warrant not exercised prior to the Second Expiry Time shall be deemed to have been exercised at the Second Expiry Time.

          Other warrants were created as part of the private placement that was undertaken in June 1999. These warrants entitles the holder thereof to acquire 1,000,000 Common Shares, at the cost of $1.25 per Common Share, and expire on January 16, 2002.

          In addition to the fee paid in connection with the offering of the First Special Warrants, the Company also granted Finders' Warrants to acquire 486,000 Common Shares at a price of $3.15 per share on or before June 15, 2001.

          In addition to the Agent's and Sub-Agents', fee, the Company has also granted to the Agent an option entitling the Agent to acquire a further option exercisable to acquire in the aggregate 200,000 Common Shares of the Company at a price of $6.25 per Common Share until January 21, 2002, and granted to the Sub-Agents an option to acquire an aggregate of 28,400 Common Shares at a price of $6.25 per share until January 21, 2002.

          As at March 31, 2000 no Agents Warrants or Options had been exercised.

          Shares to be issued

          At March 31, 2000 there were 103,422 shares due to be issued in relation to the earn out of Powercall Technologies Limited. These shares have been valued $1.47 being the market value of these shares as at June 30, 1999 being the date the conditions for their issue were met.

          Also at March 31, 2000 there were 17,652 shares due to be issued in relation to the earn out of iWorId Systems Limited. These shares have been valued at $11.75, being the market value of these shares as at March 31, 2000 being the date the conditions for their issue were met.

Brocker Technology Group Ltd

Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

9.   SHARE CAPITAL continued

     c)   Unexercised Options

                                                2000              1999
     Options outstanding at March 31,
     Granted                             889,000    $1.56   769,000   $1.57
     Exercised                           696,000    $6.36   120,000   $1.50
     Forfeited                          (177,000)   $1.48        --   $  --
                                         (90,000)   $1.46        --   $  --
                                       ------------------------------------
     Options outstanding at March 31,  1,318,000    $4.11   889,000   $1.56
                                       ====================================

     As at March 31, 2000 all outstanding options are able to be exercised.

     Options held by the Directors of the Company (387,000, 1999) are as follows:

     Number of options     Exercise price         Expiry date
     --------------------------------------------------------
         350,000               $11.25              02/29/05
         145,000                $1.18              01/12/01
          57,000                $1.31              01/12/01
          30,000                $1.90              11/20/92
          50,000                $1.50              11/30/02
         118,000                $1.41              07/02/04

     Options are held by employees of the Group as follows (502,000 - 1999):

     Number of options     Exercise price         Expiry date
     --------------------------------------------------------
         228,000               $1.41               07/02/04
         300,000               $1.90               11/20/02
          40,000               $1.18               01/12/01

     There are no criteria that need to be met before the Options can be exercised by the holder. Options are forfeited in the event the holder ceases to be a Director or employee of the Company or one of its subsidiaries.

     d)   Earnings Per Common Share

          Earnings per share has been calculated on the basis of the weighted average number of common shares outstanding for the year. Net income has been adjusted for dividends paid on preferred shares of$ 152,743 ($163,322, 1999).

                                                                                     2000           1999
          ----------------------------------------------------------------------------------------------
          Weighted average number of shares                                    13,756,593     11,012,887
          Net (loss)/income attributable to shareholders after deduction of
          preference dividends                                                   (581,771)       351,492
          Basic (loss)/earnings per share                                          ($0.04)         $0.03
          ----------------------------------------------------------------------------------------------

For the current, and previous, financial year the effect on earnings per share of the exercise of outstanding options and conversion of preferred shares, for the calculation of fully diluted earnings per share, is anti-dilutive.

                                                                              37



Brocker Technology Group Ltd

Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

10.  INCOME TAX

     Income tax expense attributable to income from earnings was $(2,824) and $272,991 for the years ended March 31, 2000 and 1999, respectively, and differed from the amounts computed by applying the Canadian income tax rate of 44.6% to pretax income from continuing operations as a result of the following:

                                                               2000        1999
                                                                  $           $
     Expected income tax expense calculated at the
          Statutory Rate on Earnings before Taxation       (192,606)    346,635

     Income tax expense
          Amortisation of goodwill                          123,311     114,487
          Adjustment for foreign tax rates                   41,322    (109,765)
          Other                                              25,149     (78,366)
                                                        -----------------------
                                                             (2,824)    272,991
                                                        =======================
     Total income tax expense is made up of:

     Current taxation expense                                17,775     180,380
     Future taxation expense                                (20,599)     92,611
                                                        -----------------------
                                                             (2,824)    272,991
                                                        =======================

     The significant components of future income tax expense attributable to income from continuing operations for the years ended March 31, 2000 and 1999 are as follows:

     Future tax expense (exclusive of the effects of
     other components below)                                (20,599)     92,611

          Adjustments to future tax assets and
          liabilities for enacted changes in laws and rates       --         --

          Increase (decrease) in beginning-of-the-year
          balance of the valuation allowance for future
          tax assets                                              --         --
                                                        -----------------------
                                                            (20,599)     92,611
                                                        =======================

Brocker Technology Group Ltd

Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1 999

10.  INCOME TAX continued

     The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities at March 31, 2000 and 1999 are presented below.

                                                                    2000           1999
                                                                       $              $


     Future tax assets:
          Accounts receivable principally due to
          allowance for doubtful accounts                         77,436         99,596

          Inventories, principally due to allowance for          136,695         93,277
          obsolescence

          Compensated absences, principally due to accrual
          for financial reporting purposes                       205,935        157,570

          Share issue costs                                      952,679             --

          Net operating loss carry forwards                      345,291             --

          Other                                                   13,304         15,729
                                                              -------------------------

     Total gross future tax assets                             1,731,340        366,172

     Less valuation allowance                                   (952,679)            --
                                                              -------------------------
     Net future tax assets                                       778,661        366,172
                                                              =========================

     Future tax liabilities:
     Plant and equipment, due to differences in
       depreciation                                             (85,077)       (55,902)
                                                              -------------------------
     Total future tax liability                                $(85,077)      $(55,902)
                                                              =========================

     In assessing the realizability of future tax assets, management considers whether it is more likely than not that some portion or all of the future tax assets will not be realized. The ultimate realization of future tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible.

     Management considers the scheduled reversal of future tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the future tax asset, the Company will need to generate future taxable income. Based upon the level of historical taxable income and projections for future taxable income over the periods which the future tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible assets. The amount of the future tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

     At March 31, 2000, the Company has operating losses which are available to offset future taxable income, in New Zealand, subject to minimum continuity of shareholding tests.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

11.  RELATED PARTY TRANSACTIONS

     a) During the year, the Group provided an interest free short-term advance to the Chief Executive Officer of Company. The balance outstanding at March 31, 2000 was $4,230 ($4,663, 1999) This balance is included in other receivables.

     b) The Chief Executive Officer of the Company, as at March 31, 2000, held no (923,453, 1999) preferred shares on which a dividend of $60,024 ($60,783 1999 ) was paid during the year. All preferred shares previously held were converted to 710,348 common shares during the period.

     c) Directors of the Company have exercised stock options. The funds required to exercise these options have a a, been loaned to the Directors by Brocker Technology Group (NZ) Limited.

          As at March 31, 2000 the amount  outstanding  was $540,115  ($749,375,
          1999). The current market value of the shares, held as security over these loans is in excess of $3.8 million ($1.6 million, 1999). Interest of $17,066 ($16,692, 1999) was charged during the year. This balance is included in other receivables. The maximum amount outstanding during the year in respect of these loans was $749,375.

          The loan to each Director is repayable on demand or within 30 days of the individual ceasing to be a Director of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

          All loans to directors and officers of the company are full recourse loans


     d) Directors, of various subsidiary companies, have advances owing to the Group as at March 31, 2000 totaling $182,501. In all cases these Directors were shareholders of the subsidiary prior to acquisition by Brocker Technology Group (NZ) Limited. No interest is charged on the amounts outstanding and the balance is included in other receivables.

     e) During the year to March 31, 2000 payments of $39,186 have been made to Chamberlain Hutchison the Company's Canadian based legal advisor. During the year Andrew Chamberlain, a Principal/Partner of Chamberlain Hutchison, was appointed a Director of the Company.

     f) A number of Group companies transact business with each other on a regular basis. These transactions are entered into on normal commercial terms and are eliminated on consolidation. See Note 13 for Inrersegment revenues.

     Unless otherwise stated the maximum amount outstanding during the year was the balance at March 31, 2000 or March 31, 1999.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

12.  EMPLOYEE SHARE OWNERSHIP PLAN

     In November 1996 the Company established a plan to enable a number of senior management employees to acquire stock options in the Company. Brocker Technology Group (NZ) Limited has provided financial assistance to some of these employees to exercise the options offered.

     The loan to each employee is repayable on demand or within 30 days of the individual ceasing to be an employee of the Company or one of its subsidiaries. The beneficial ownership of the shares are held as security over the loan, and the Company retains the right to either sell or cancel the shares to settle any outstanding amounts and the employee may not sell or transfer the shares prior to settlement of the amounts outstanding.

     As at March 31, 2000 the amounts outstanding in respect of these shares amounted to $86,939 ($84,297, 1999) and is included within other receivables. Interest of $11,167 ($13,729, 1999) was charged on these loans during the year. The current market value of the shares held as security is in excess of $2.35 million ($600,000, 1999).

     The maximum amount outstanding during the year was $86,939 ($130,855, 1999)


13.  SEGMENTED OPERATIONS

     The Group operates in two geographical segments, New Zealand and Australia. The Canadian operations shown relate to administrative items only.

     The reporting of all business segments is consistent with those reported in the prior year, including Vendor Services and Application Hosting which have been renamed to better reflect the operations of the segments.

     2000 ($)                             Canada       New Zealand       Australia       Total
                                        --------------------------------------------------------
     Sales                                     --      86,851,142      49,471,791    136,322,933
     Intersegment revenue                      --              --              --             --
     Net profit/(loss)                         --      (1,000,852)        571,824       (429,028)
     Depreciation and amortisation             --       1,615,994         166,489      1,782,483
     Net interest expense                 (67,056)        948,337         241,305      1,122,586
     Identifiable assets                6,796,721      42,633,492      12,098,342     61,528,555
     Capital asset expenditure                 --         936,416         150,464      1,086,880
                                        --------------------------------------------------------

     2000 ($)                             Canada       New Zealand       Australia       Total
                                        --------------------------------------------------------
     Sales                                     --     109,887,630      23,415,010    133,302,640
     Intersegment revenue                      --          18,058        (18,058)             --
     Net profir/(loss)                         --         204,103         310,711        514,814
     Depreciation and amortisation             --       1,894,449         116,254      2,010,703
     Net interest expense                      --       1,270,935         138,252      1,409,187
     Identifiable assets                       --      41,473,664       9,269,733     50,743,397
     Capital asset expenditure                 --       4,349,113         324,768      4,673,881
                                        --------------------------------------------------------

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

13.  SEGMENTED OPERATIONS (Continued]

     The Group principally operates in four industry segments, being the divisions by which the Group is managed, as follows:

     o Distribution and sale of computer and telecommunications hardware and software ("Vendor Services");
     o The hosting of client hardware and software services including the provision of technical support and services for the Technology Industry ("Application Hosting");
     o Software application design and development ("Application Development"); and
     o    Provision of professional consulting services ("Professional
          Services").

     The corporate services operation shown relates to the Group's administrative functions in New Zealand, Australia, and Canada.

      2000 ($)                         Vendor      Application      Application     Professional     Corporate     Total
                                      Services       Hosting        Development       Services       Services
     -------------------------------------------------------------------------------------------------------------------------
     Sales                          126,697,563      2,687,771       1,406,155       5,528,550           2,901     136,322,940
     Intersegment revenue               673,636        (44,729)         (6,470)       (622,437)             --              --
     Net profit/(loss)                1,814,532       (154,154)     (1,108,803)       (664,677)       (315,926)       (429,028)
     Depreciation and
     amortisation                       142,913         50,341         552,218         366,206         670,805       1,782,483
     Net interest expense               803,957         43,118         319,984         165,278        (209,751)      1,122,586
     Identifiable assets             39,882,005        667,427       1,536,333       2,193,936      17,248,854      61,528,555
     Capital asset expenditure           81,880         43,455           9,326         548,342         403,877       1,086,880
     -------------------------------------------------------------------------------------------------------------------------

      1999 ($)                         Vendor      Application      Application     Professional     Corporate     Total
                                      Services       Hosting        Development       Services       Services
     -------------------------------------------------------------------------------------------------------------------------
     Sales                          124,995,192      2,661,745       2,124,378       3,519,855           1,470     133,302,640
     Intersegment revenue               465,306        (38,691)        (62,525)       (364,090)             --              --
     Net profit/(loss)                3,137,297         54,278        (407,056)        (65,010)     (2,204,695)        514,814
     Depreciation and
     amortisation                     1,257,971         82,843         330,630          37,252         302,007       2,010,703
     Net interest expense             1,206,905         33,225         126,465           8,651          33,941       1,409,187
     Identifiable assets             49,787,311        532,667         189,390       1,100,084        (866,055)     50,743,397
     Capital asset expenditure          835,810        185,184         170,388         126,934       3,355,565       4,673,881
     -------------------------------------------------------------------------------------------------------------------------

     During 2000 the group conducted business with a single customer that accounted for revenue of $23,098,677 ($23,792,150, 1999). This revenue was generated in New Zealand by the Vendor Services segment.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

14.  NOTES TO CASH FLOWS STATEMENT

     a) Reconciliation of net profit and cash flow from operating activities

                                                              Note        2000           1999
                                                                             $              $
     Net Earnings for the year                                        (429,028)       514,814

     Add/(Less) non cash items:
     Depreciation and amortisation                                    1,782,483      1,273,748
     Depreciation on rental finance liability                   7            --        736,955
     Interest on rental finance liability                       7            --        173,555
     Income on rental finance liability                         7            --       (910,550)
     Loss of associated company                                          83,180         91,330
     Loss on sale of capital assets                                     443,038         78,808
     Future taxation expense                                            (20,599)        92,611
     Unrealised exchange (gain)/loss                                                   (22,665)

     Impact of changes in working capital items:
     Decrease/(Increase) in accounts receivable and
     prepayments                                                        474,427     (8,913,357)
     Increase in taxation receivable                                   (236,427)      (456,569)
     Increase in inventories                                         (6,144,101)    (5,448,644)
     (Decrease )/Increase in accounts payable,
     financing facility and accrued liabilities                      (1,435,425)    15,771,607
                                                             ---------------------------------
     Net cash flow from operating activities                         (5,482,452)     2,981,643
                                                             =================================

15.  FINANCIAL INSTRUMENTS

     Currency Risk

     The nature of activities and management policies with respect to financial instruments are as follows:

     i)   Currency

          The Group uses a very limited number of forward exchange contracts and currency options to hedge purchases of inventory in foreign currencies. The Group's exchange rate commitments are intended to minimise the exposure to exchange rate movement risk on the cost of the Group's products and on the price it is able to sell those products to its customers. The Group does not use foreign exchange instruments for trading or any other purpose.

          No forward exchange contracts were entered into during the current financial year (nil, 1999).


     ii)  Concentration of credit risk

          In the normal course of business, the Group incurs credit risk from trade debtors and transactions with financial institutions. The Group has a credit policy which is used to manage the risk. As part of this policy, limits on exposure with counterparties have been set and are monitored on a regular basis. Anticipated bad debt losses have been provided for in the allowance for doubtful accounts.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

15.  FINANCIAL INSTRUMENTS continued

     The Group has no significant concentrations of credit risk. The Group does not consider that they require any collateral or security to support financial instruments due to the quality of financial institutions and trade debtors.

     iii) Interest Rate Risk

     The Group has adopted a policy of ensuring that its exposure to changes in interest rates is on a floating rate basis.

     iv)  Fair Values

     The fair values of the Group's cash accounts and other receivables, bank, indebtedness, accounts payable, accrued liabilities and lease obligations approximate their carrying values given their short term nature. The carrying value of the demand debenture and capital leases, as disclosed in note 8, also approximate their fair value.


16.  COMMITMENTS

     a) Brocker Technology Group (NZ) Limited has entered into a number of acquisitions where the final acquisition price is dependent on the occurrence of future events. This contingent purchase price is calculated based on cash flow earned for a given period, and is settled by way of shares issued but held in escrow.

          Shares are released from escrow based on cash flows, as defined with each party, earned by the subsidiary over a varying number of years following acquisition, being the "earn-out" period.

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999

16.  COMMITMENTS (Continued)

     As at March 31, 2000 the following earn-outs were in existence.

Subsidiary                            Acquisition price and earn-out provisions
-------------------------------------------------------------------------------
Industrial Communications Service     Maximum purchase price established and
Limited                               shares issued and held in escrow (refer
                                      Note 9). Earn-out based on defined cash
                                      flowearned in financial years ended
                                      March 31, 1998 - 1999.

                                      It is not currently envisaged that any
                                      shares currently held in escrow will be
                                      released in relation to this acquisition.
-------------------------------------------------------------------------------
Powercall Technologies Limited        Shares to be held in escrow based on the
                                      lessor of four times the cumulative cash
                                      flow earned for the years ended March 31,
                                      1998 to 2001 or twelve times profit for
                                      the year ended March 31, 2001, limited to
                                      NZ$20m. Earn-out based on defined cash
                                      flow earned in financial years ended March
                                      31, 1998 - 2002.
-------------------------------------------------------------------------------
Easy PC Computer Rentals Limited      Shares to be held in escrow based on cash
                                      flow earned for the year ended March 31, 1998. Earn-out based on defined cash flow earned in financial years ended March 31, 1999 - 2000.

                                      It is not envisaged any additional shares
                                      will be issued in relation to this
                                      acquisition.
-------------------------------------------------------------------------------
Pritech Corporation Limited           Shares to be held in escrow based on cash
                                      flow earned for the year ended September
                                      30, 1998. Earn-out based on defined cash flow earned in financial years ended
                                      September 30,1999 -2000 (Note 3).

                                      It is not envisaged any additional shares
                                      will be issued in relation to this
                                      acquisition.
-------------------------------------------------------------------------------
1 World Systems Limited               Shares to be held in escrow based on
                                      cash flow earned for the year ended March
                                      31, 1999. Earn-out based on defined cash
                                      flow earned in financial years ended March
                                      31, 2001 - 2002 (Note 3).
-------------------------------------------------------------------------------

     Based on the latest available information, the directors have estimated that the maximum number of shares that could potentially be issued, including those currently in escrow, under the earn-out agreements referred to in Note 3 and above, is 2.0 million common shares. The number of shares that will ultimately be issued is dependent upon the subsidiaries concerned achieving their respective earn-out criteria.

    b) Group companies operate from leased premises and have other obligations under operating leases requiring annual repayments as follows:


             2001                   $931,008
             2002                   $806,187
             2003                   $664,788
             Thereafter             $821,989

Brocker Technology Group Ltd


Notes to Consolidated Financial Statements continued for the years ended March 31, 2000 and 1999


17.  CONTINGENT LIABILITIES

     In the general course of business disputes may arise with customers and other third parties. The Directors consider adequate provision has been made for all such instances.


18.  SUBSEQUENT EVENTS

     On June 13, 2000 the Company filed its registration document, form 20-F, with the United States Securities and Exchange Commission as part of its process to obtain a NASDAQ listing.

Market Information                             Legal Counsel - Canada

The Company's common stock is                  Chamberlain Hutchison
traded on the Toronto Stock                    1310 Merrill Lynch Tower
Exchange under the symbol BKL,                 10205 - 101 Street
and on NASDAQ, under the symbol BTGL.          Edmonton, Alberta TSJ 2Z2

                                               Legal Counsel - USA
Corporate Headquarters                         Joe Ehrenreich
                                               Ehrenreich Eilenberg & Krause LLP
Canada                                         17th Floor, 11 East 44,
Brocker Technology Group Ltd                   New York, NY, 10017
2150 Scotia Place
Tower One, 10060 Jasper Avenue                 Transfer Agent
Edmonton, Alberta T5J 3R8                      Montreal Trust Company of Canada
Canada                                         600, 530 8th Avenue, S.W, Calgary Alberta
Phone (+1)780 429 1010                         Canada T2P 3S8.

                                               Independent Auditors
New Zealand                                    KPMG
Brocker Technology Group (New Zealand) Ltd.    KPMG Centre
17 Kahika Rd                                   9 Princes Street
Beach Haven                                    Auckland
Auckland                                       New Zealand
PO Box 99-222
Auckland                                       For more information
New Zealand                                    For more information please contact Investor
Phone (+64) 9 481 9988                         Relations, Brocker Technology Group Ltd.,
                                               3333 - 23 Street N.E, Calgary, Alberta T2E 6V8 or
Australia                                      telephone 1 800 299 7823.
Brocker Technology Group (Australia) Ltd.
Unit 8                                         Web Site
12 Mars Road                                   www.brockergroup.com
Lane Cove
Sydney
Phone (+61) 2 9425 7777
